UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2025
Commission File Number: 001-41072
IREN Limited
(Translation of registrant’s name into English)
Level 6, 55 Market Street
Sydney, NSW 2000 Australia
+61 2 7906 8301
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE
On March 20, 2025, IREN Limited (the “Company”) released a press release announcing that, in connection with the Securities and Exchange Commission’s (“SEC”) review of its Form 20-F for the fiscal year ended June 30, 2024 (the “SEC Review”), and following review and consultation with management and upon the recommendation of the Audit and Risk Committee, the Board of Directors of the Company concluded that its previously issued consolidated financial statements for the fiscal years ended June 30, 2024, 2023 and 2022, as well as the unaudited interim condensed consolidated financial statements for the three and six months ended September 30, 2024 and December 31, 2024 (together, the “Restatement Periods”) should be amended and restated to classify proceeds from sales of Bitcoin mined as cash flows from investing activities in accordance with IAS 7.16(b), “Statement of Cash Flows”.

Historically, the Company has classified receipts from Bitcoin mining revenue as cash flows from operating activities on the Company’s consolidated statements of cash flows.

Shareholders and users of IREN’s financial statements should note that the restatements are not a result of any change to its operations, business or financial operating performance for the periods being restated. For any and all of the Restatement Periods, the restatements does not impact the Company’s consolidated statements of profit or loss and other comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity, or cash and cash equivalents at the end of each Restatement Period.

IREN expects to classify proceeds from sales of Bitcoin mined as cash flows from operating activities in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) once the Company begins reporting under U.S. GAAP in connection with its transition to U.S. domestic filer status in 2025.

A copy of the Company’s press release is furnished hereto as Exhibit 99.1.

INCORPORATION BY REFERENCE
This Report on Form 6-K (other than the information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-261320, 333-265949, 333-269201, 333-273071 and 333-280518) and the registration statements on Form F-3 (File Nos. 333-277119 and 333-284369) of the Company and to be a part thereof from the date on which this report is filed to the extent not superseded by documents or reports subsequently filed or furnished.

The information contained in the press release furnished as Exhibit 99.1 to this Report on Form 6-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release of IREN Limited, dated March 20, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IREN Limited

Date: March 20, 2025
	By:	/s/ Daniel Roberts
Daniel Roberts
Co-Chief Executive Officer and Director